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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER:  0-22561
                          CUSIP NUMBER:  282102 10 3

  (Check One):   [X]  Form 10-K and 10-KSB [ ]  Form 20-F [ ]  Form 11-K
                 [ ]  Form 10-Q and 10-QSB [ ]  Form N-SAR

                     For Period Ended: January 1, 2000

                     [ ]  Transition Report on Form 10-K
                     [ ]  Transition Report on Form 20-F
                     [ ]  Transition Report on Form 11-K
                     [ ]  Transition Report on Form 10-Q
                     [ ]  Transition Report on Form N-SAR

                     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

eFax.com, a Delaware corporation (Formerly eFax.com, Inc.)

Address of Principal Executive Office:

1378 Willow Road
Menlo Park, California  94025

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached as Exhibit A hereto.


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PART III - NARRATIVE

eFax.com (the "Registrant") is unable to complete and file its Annual Report on Form 10-K for the fiscal year ended January 1, 2000 within the prescribed time period as the Registrant is unable to finalize at this time certain footnotes to the financial statements and certain disclosures within management's discussion and analysis of results of operations and financial condition. Data and other information regarding certain material disclosures of the Registrant required for the filing are not currently available and could not be made available without unreasonable effort or expense. The Registrant expects to obtain all required data within the next several days and, as a result, expects to file the Form 10-K within fifteen days after the filing deadline.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

            Todd J. Kenck
            Vice President of Finance, Chief Financial Officer and Secretary eFax.com
            1378 Willow Road
            Menlo Park, California  94025
            Telephone: (650) 324-0600

            with a copy to:

            Theresa F. Sleight, Esq.
            Bryan Cave LLP
            211 North Broadway, Suite 3600
            St. Louis,  MO  63102

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes    [ ] No



         eFax.com has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 3, 2000         By:       /s/ TODD J. KENCK
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                                         Todd J. Kenck
                                   Vice President of Finance,
                               Chief Financial Officer and Secretary


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